

Mail Stop 3561

May 13, 2009

Via Fax & U.S. Mail

Mr. Andrew S. Prince
Chief Financial Officer
Precision Aerospace Components, Inc.
2200 Arthur Kill Road
Staten Island, New York 10309-1202

> **Re:** **Precision Aerospace Components, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 000-30185**

Dear Mr. Prince:

We have reviewed your response dated March 27, 2009 and have the following comments. We think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K/A (Draft) for the Year Ended December 31, 2007

Explanatory Note

1. Please remove the reference to the SEC, the review process, and the "SEC desiring changes." Such disclosure is inappropriate.

Item 8A. Controls and Procedures

2. Refer to our previous comments 2, 3, and 4. Please reassess your disclosure controls and procedures   Given the restatement of the financial statements, an evaluation of "effective" for either does not appear to be appropriate. Also, please ensure the language contained in your disclosure is in accordance with that as required by Item 308 of Regulation S-K.

Note 6. Income Taxes

3. The fiscal 2007 balances disclosed in this Footnote are inconsistent with the fiscal 2007 balances presented in Footnote 6 of your Form 10-K for the year ended December 31, 2008. Please revise as appropriate.

Note 9. Acquisition

4. Refer to your proposed revised disclosure in response to our previous comment 6. For clarity, please revise the last sentence in part 1 to parenthetically present the number of post-split shares next to the current share amounts. Please also state that such conversion cannot occur until the 150:1 reverse split has occurred. Your current presentation is confusing.

5. Please revise your description of the SPA in Part 2 to clearly describe the transaction. That is, it appears you have excluded the term "Series B preferred stock" from part (b) of the second sentence of this description with regard to the 777 shares. Please revise or advise.

6. In part 2 of your proposed revised disclosure, please indicate the market value of the common stock on the dates of the financing transaction and modification, and indicate if true that no benefit on conversion was recognized as the conversion price of the stock was at or greater than market value.

7. Further, please revise your discussion regarding the financial statement presentation of the securities discussed here. Specifically, your characterization in this note that the securities were "reclassified" as liabilities on the date of issuance is incorrect; you have restated your financial statements to appropriately classify these securities as liabilities on the date of issuance. Therefore, your disclosure here should only discuss the proper (restated) accounting treatment. The discussion of the "reclassification" should be limited to your disclosures of the restatement.

Note 11 – Warrants

8. From your responses to our previous comments 6, 8 and 9 and the proposed revised disclosure therein, it is unclear how and why the renegotiation of the exercise price impacted the classification of the warrants. Please specifically describe the changes in terms that occurred during the renegotiation, and explain why these changes resulted in a change in classification. In addition, please include this information in applicable disclosure throughout your filing where the reclassification from liability to temporary equity is discussed or presented.

General

9. As previously expressed, we require that the Form 10-K for fiscal 2007 be amended. If you elect to also amend your previously filed Form 10-KSB for fiscal 2006, we may have additional comments upon that document as well. Please advise.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis

Liquidity and Capital Resources, page 14

10. We note that in the last paragraph on page 14 you have discussed the impact of the non-cash charges on your accumulated deficit, and have quantified this "Non-GAAP Financial Measure" of your accumulated deficit exclusive of these charges. While it is appropriate to discuss the impact the non-cash charges had on your results ($7.4 million), presenting the non-GAAP measure of accumulated deficit excluding such charges ($1.5 million) is inappropriate under Rule 10(E) of Regulation S-K. Please revise or tell us in your response why such revision is not required.

Item 8A. Controls and Procedures

11. Your December 31, 2008 presentation of the evaluation of internal control over
financial reporting is not in accordance with Item 308 of Regulation S-K for the year
ended December 31, 2008. Specifically, under the heading "(A) Disclosure Controls
and Procedures" you state in the second paragraph that nothing has changed with
regard to internal control over financial reporting, but do not offer management's
assessment as effective or ineffective. Your current disclosure under the header "(B)
Changes in Internal Control over Financial Reporting" is an assessment of disclosure
controls and procedures, not internal control over financial reporting. As such, your
evaluations of disclosure controls and procedures as of such date as "effective" is
inappropriate. Please amend your December 31, 2008 Form 10-K to include your
evaluation of internal control over financial reporting and your reassessment of
disclosure controls and procedures, or tell us why such change is not required. Please
note that given the original discrepancy in this disclosure, an assessment of internal
controls over financial reporting of "effective" would be inappropriate.

Exhibits 31.1 and 31.2
12. As a related matter, please revise your certifications filed as Exhibits 31.1 and 31.2 to
comply with Exchange Act Rule 13a-14 and 15d-14. Specifically, you may no longer
omit the portion of the introductory language in paragraph 4 as well as language in
paragraph 4(b) of the certification that refers to the certifying officers' responsibility
for designing, establishing and maintaining internal control over financial reporting
as you are now subject to the internal control over financial reporting requirements in
§240.13a–15 or 240.15d–15. Refer to the implementation dates specified in
Release No. 33-8760.

Financial Statements

Consolidated Statements of Cash Flows, page 8

13. Please revise your description of the repayment of the convertible note, as the current
description "Proceeds (Payment) of Convertible Note Payable" implies receipts and
payments have been netted in coming to the amount presented; such presentation
would not be in accordance with paragraphs 12 and 13 of SFAS 95 as the convertible
note was long term in nature.

Note 6 – Income Taxes, page 16

14. Refer to your responses to our previous comments 8 and 9 as presented in your letter
to us dated August 25, 2009. Please confirm to us and revise your disclosure to
indicate, if true, that the only temporary book to tax differences are depreciation and
the amortization of financing fees, and that the summation of these amounts for 2008

and 2007 were, in management's judgment, immaterial to the financial statements on both an annual and cumulative basis, and so deferred tax assets or liabilities were not recorded.

Note 7 – Earnings per Share, page 17

15. Please remove the calculation of diluted shares for fiscal 2008; basic and diluted shares used in the earnings per share calculation are the same due to your net loss position for the period. Please note you must still state the number of potentially dilutive shares excluded from the calculation due to antidilution for each year an income statement is presented. Refer to paragraph 40(c) of SFAS 128.

Note 10 – Stock Options, page 23

16. Please remove the language here "…..even though this does not properly reflect the cost to the Company." Such language is inappropriate as the guidance under which this cost is calculated is GAAP.

Note 12 – Restatement, page 25

17. Please note that after amending the 2007 Form 10-K, this note, as it pertains to the 2006 and 2007 restatements, will no longer be necessary, and you may eliminate reference to the restatement throughout your amended 2008 document, as the 2007 amendment will be considered the historical filing.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief